Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its joint ventures for the quarter and six month period ended September 30, 2022 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

S.No	Name of the Company

Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Formulations Limited
5	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6	Dr. Reddy's Laboratories SA
7	Idea2Enterprises (India) Private Limited
8	Imperial Credit Private Limited
9	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10	Svaas Wellness Limited (Formerly known as Regkinetics Services Limited)
11	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12	Aurigene Pharmaceutical Services Limited
13	beta Institut gemeinnützige GmbH

14	betapharm Arzneimittel GmbH
15	Chirotech Technology Limited
16	DRL Impex Limited
17	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19	Dr. Reddy’s Laboratories Canada, Inc.
20	Dr. Reddy’s Laboratories B.V.
21	Dr. Reddy's Laboratories Chile SPA.
22	Dr. Reddy’s Laboratories (EU) Limited
23	Dr. Reddy’s Laboratories Inc.
24	Dr. Reddy's Laboratories Japan KK
25	Dr. Reddy’s Laboratories Kazakhstan LLP
26	Dr. Reddy’s Laboratories LLC, Ukraine
27	Dr. Reddy's Laboratories Louisiana LLC
28	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
29	Dr. Reddy’s Laboratories New York, LLC
30	Dr. Reddy's Laboratories Philippines Inc.
31	Dr. Reddy’s Laboratories (Proprietary) Limited
32	Dr. Reddy's Laboratories Romania S.R.L.
33	Dr. Reddy's Laboratories SAS
34	Dr. Reddy's Laboratories Taiwan Limited
35	Dr. Reddy's Laboratories (Thailand) Limited
36	Dr. Reddy’s Laboratories (UK) Limited
37	Dr. Reddy’s New Zealand Limited
38	Dr. Reddy's Research and Development B.V.
39	Dr. Reddy’s Srl
40	Dr. Reddy's Venezuela, C.A.
41	Lacock Holdings Limited
42	Dr. Reddy’s Laboratories LLC, Russia
43	Promius Pharma LLC
44	Reddy Holding GmbH
45	Reddy Netherlands B.V.
46	Reddy Pharma Iberia SAU
47	Reddy Pharma Italia S.R.L
48	Reddy Pharma SAS
49	Nimbus Health GmbH

Joint ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN: 22213271BBCHHK2506

Place: Hyderabad

Date: October 28, 2022

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2022

		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales/income from operations	61,632	48,180	55,167	109,812	103,429	205,144
	b) License fees and service income	1,425	3,974	2,465	5,399	3,397	9,247
	c) Other operating income	261	175	237	436	494	1,061

	Total revenue from operations	63,318	52,329	57,869	115,647	107,320	215,452

2	Other income	408	8,539	2,055	8,825	3,134	4,844

3	Total income (1 + 2)	63,726	60,868	59,924	124,472	110,454	220,296

4	Expenses
	a) Cost of materials consumed	6,688	11,891	8,232	18,579	19,371	43,124
	b) Purchase of stock-in-trade	8,089	8,755	10,314	16,844	20,049	34,837
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	3,693	(1,533)	1,730	2,160	(2,123)	(3,539)
	d) Employee benefits expense	11,517	10,457	10,104	21,974	19,569	38,858
	e) Depreciation and amortisation expense	3,092	3,018	2,941	6,110	5,780	11,652
	f) Impairment of non-current assets	25	-	-	25	1,838	9,304
	g) Finance costs	309	347	234	656	427	958
	h) Selling and other expenses	14,317	13,347	13,891	27,542	27,673	55,191

	Total expenses	47,730	46,282	47,446	93,890	92,584	190,385

5	Profit before tax and before share of equity accounted investees(3 - 4)	15,996	14,586	12,478	30,582	17,870	29,911

6	Share of profit of equity accounted investees, net of tax	140	94	247	234	413	703

7	Profit before tax (5+6)	16,136	14,680	12,725	30,816	18,283	30,614

8	Tax expense/(benefit):
	a) Current tax	3,674	(2,905)	1,668	769	3,035	11,013
	b) Deferred tax	1,320	5,695	1,099	7,015	1,486	(2,224)

9	Net profit after taxes and share of profit of associates (7 - 8)	11,142	11,890	9,958	23,032	13,762	21,825

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(112)	(562)	(101)	(674)	(1,344)	(3,568)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	293	305
	b) (i) Items that will be reclassified subsequently to profit or loss	(189)	(3,135)	(137)	(3,324)	(205)	653
	(ii) Income tax relating to items that will be reclassified to profit or loss	(320)	1,568	(77)	1,248	96	(288)
	Total other comprehensive (loss)/income	(621)	(2,129)	(315)	(2,750)	(1,160)	(2,898)

11	Total comprehensive income (9 + 10)	10,521	9,761	9,643	20,282	12,602	18,927

12	Paid-up equity share capital (face value Rs. 5/- each)	832	832	832	832	832	832

13	Other equity						191,292

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	67.13	71.64	60.03	138.77	82.99	131.57
	Diluted	66.98	71.49	59.88	138.47	82.77	131.21
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	8,230	8,263	10,187	16,493	19,167	37,499
	b) Global Generics	56,009	44,371	47,472	100,380	88,723	179,647
	c) Others	755	738	1,828	1,493	2,370	4,561
	Total	64,994	53,372	59,487	118,366	110,260	221,707

	Less: Inter-segment revenue	1,676	1,043	1,618	2,719	2,940	6,255
	Total revenue from operations	63,318	52,329	57,869	115,647	107,320	215,452

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	235	1,115	2,169	1,350	3,803	6,834
	b) Global Generics	36,568	24,399	26,990	60,967	50,708	103,270
	c) Others	447	497	1,629	944	1,980	3,749
	Total	37,250	26,011	30,788	63,261	56,491	113,853

	Less: Selling and other un-allocable expenditure/(income), net	21,114	11,331	18,063	32,445	38,208	83,239
	Total profit before tax	16,136	14,680	12,725	30,816	18,283	30,614

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1

These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the quarter ended 30 September 2022, an amount of Rs. 1,933 million representing government grants has been accounted for as a reduction from cost of material consumed.
3

License fee and service income for the quarter ended 30 June 2022 includes:
a. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;
b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.
These transactions pertain to Company’s Global Generics segment.

4

On 23 June 2022, the Company entered into a Settlement Agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million discounted to present value) on the date of the settlement as ‘Other income’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

5

As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products Segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

6

During the quarter ended 30 June 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised a reduction in current tax liability of Rs. 4,768 million with a corresponding increase in the deferred tax liability.

7

License fee and service income for the year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;
c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.
The aforesaid transactions pertain to Company’s Global Generics and Others segment.

8

During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, and increased competition leading to lower volumes and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 9,304 million on various non-current assets. The said impairment loss includes:

a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) intangible assets under development;
b) Rs. 2,955 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

9

Included in “Other income” for the quarter ended 30 September 2021, is Rs.1,064 million representing the profit on sale of intangible asset, E7777  (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Others segment.

10	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. As the Company was carrying only Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as “Impairment of non-current assets” and Rs. 92 million (U.S.$ 1.25 million) as “selling and other expenses”] was recognised during the six months ended 30 September 2021. The said expense forms part of the Company’s Others segment.

DR. REDDY'S LABORATORIES LIMITED

11	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the six months ended 30 September 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

12	Consolidated Balance Sheet

All amounts in Indian Rupees millions
Particulars	As at
	30.09.2022	31.03.2022
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	51,667	48,869
Capital work-in-progress	11,613	12,796
Goodwill	5,224	5,473
Other intangible assets	31,044	26,873
Intangible assets under development	545	138
Investment in equity accounted investees	4,376	4,318
Financial assets
Investments	1,731	1,668
Trade receivables	-	54
Other financial assets	1,673	2,773
Deferred tax assets, net	7,522	12,770
Tax assets, net	3,072	3,285
Other non-current assets	680	629
Total non-current assets	119,147	119,646

Current assets
Inventories	49,042	50,884
Financial assets
Investments	13,793	20,173
Trade receivables	76,987	66,764
Derivative financial instruments	608	1,906
Cash and cash equivalents	9,096	14,852
Other bank balances	4,686	9,340
Other financial assets	2,736	1,574
Other current assets	15,594	12,330
Total current assets	172,542	177,823

TOTAL ASSETS	291,689	297,469

EQUITY AND LIABILITIES
Equity
Equity share capital	832	832
Other equity	2,06,920	1,91,292
Total equity	207,752	192,124

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	-	3,800
Lease liabilities	1,795	1,946
Other financial liabilities	54	-
Provisions	270	258
Deferred tax liabilities, net	16	14
Other non-current liabilities	1,935	1,669
Total non-current liabilities	4,070	7,687

Current liabilities
Financial liabilities
Borrowings	14,573	27,082
Lease liabilities	921	1,017
Trade payables
Total outstanding dues of micro enterprises and small enterprises	128	125
Total outstanding dues of creditors other than micro enterprises and small enterprises	20,178	22,537
Derivative financial instruments	2,500	479
Other financial liabilities	24,969	24,832
Liabilities for current tax, net	1,264	5,442
Provisions	6,249	5,866
Other current liabilities	9,085	10,278
Total current liabilities	79,867	97,658

TOTAL EQUITY AND LIABILITIES	291,689	297,469

DR. REDDY'S LABORATORIES LIMITED

13	Consolidated statement of cashflows

All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2022	30.09.2021
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	30,816	18,283
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(78)	(217)
Depreciation and amortisation expense	6,110	5,780
Impairment of non-current assets	25	1,838
Allowance for credit losses (on trade receivables and other advances)	69	138
Loss/(Profit) on sale/disposal of property, plant and equipment and other intangible assets, net	68	(1,161)
Share of profit of equity accounted investees	(234)	(413)
Foreign exchange (gain)/loss, net	(329)	(395)
Interest income	(433)	(446)
Finance costs	656	427
Equity settled share-based payment expense	263	290
Dividend income	- *	-
Changes in operating assets and liabilities:
Trade and other receivables	(10,150)	(19,031)
Inventories	1,842	(4,288)
Trade and other payables	(2,356)	4,934
Other assets and other liabilities, net	(5,693)	(542)
Cash generated from operations	20,576	5,197
Income tax paid, net	(4,640)	(3,539)
Net cash from operating activities	15,936	1,658

Cash flows from/(used in) investing activities :
Expenditures on property, plant and equipment	(5,816)	(6,781)
Proceeds from sale of property, plant and equipment	48	154
Expenditures on other intangible assets	(6,203)	(3,767)
Proceeds from sale of other intangible assets	-	2,946
Purchase of other investments	(47,008)	(30,095)
Proceeds from sale of other investments	59,395	35,494
Interest received	394	411
Net cash used in investing activities	810	(1,638)
Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	66	281
Repayment of short-term borrowings, net	(16,862)	(62)
Payment of principal portion of lease liabilities	(499)	(408)
Dividend paid	(4,979)	(4,146)
Interest paid	(872)	(616)
Net cash used in financing activities	(23,146)	(4,951)

Net (decrease)/increase in cash and cash equivalents	(6,400)	(4,931)
Effect of exchange rate changes on cash and cash equivalents	641	91
Cash and cash equivalents at the beginning of the period(1)	14,852	14,820
Cash and cash equivalents at the end of the period(2)	9,093	9,980

*Rounded off to million.

**FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs. Nil and Rs. 9 million for the periods ended 30 September 2022 and 30 September 2021, respectively.

(2)Adjusted for bank-overdraft of Rs. 3 million and Rs. Nil for the periods ended 30 September 2022 and 30 September 2021, respectively.

14	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

15	The Company considered the uncertainties relating to the COVID-19 pandemic and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

16	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 28 October 2022.

17	The results for the quarter and half year ended 30 September 2022 were subject to a “Limited Review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 28 October 2022	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director